Jim Merrill
Chief Financial Officer
One Benham Place, Suite 600
9400 North Broadway
Oklahoma City, OK 73114
Of 405.254.5805
Fax 405.600.0600
Cell 405.401.5980
Email: jmerrill@gmxresources.com www.gmxresources.com

October 6, 2011

Via EDGAR

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMX Resources Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 2, 2011
File No. 333-175157
Amended Form 10-K for Fiscal Year ended December 31, 2010
Filed September 1, 2011
File No. 001-32977

Dear Ms. Parker:

Set forth below are the responses of GMX Resources Inc., an Oklahoma corporation (“GMXR,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2011, with respect to GMXR’s (i) Amendment No. 1 to Registration Statement on Form S-3 filed with the Commission on August 2, 2011, File No. 333-175157 (the “Registration Statement”) and (ii) Amended Annual Report on Form 10-K for Fiscal Year ended December 31, 2010 filed with the Commission on September 1, 2011 (the “Annual Report”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Pending no other comments this response letter or new comments, the Company will filed through EDGAR on Form 10-K/A the amended reserve report requested pursuant to comment 2 below.

Registration Statement on Form S-3

1.	We remind you of prior comment one from our letter to you dated July 25, 2011.

Response:

We acknowledge that you will not be able to accelerate the effectiveness of the Registration Statement until we have cleared all comments, including comments on our periodic reports, below.

Annual Report on Form 10-K

Exhibit 99.1

2.	Please re-file a revised third party report that excludes any statements disclaiming any liability with respect to MHA’s interpretations and data. In that regard, we refer you to the last two sentences of the first paragraph on page 2.

Response:

We will refile under a Form 10-K/A a revised third party report that excludes any statements disclaiming any liability with respect to MHA’s interpretations and data, by deleting the following two sentences of the paragraph under the heading “Statement of Risk” at the end of the letter previously filed as Exhibit 99.1: “Notwithstanding the aforementioned opinion, MHA makes no warranties concerning data and interpretations of such data. In no event shall MHA be liable for any special or consequential damages arising from GMX’s use of MHA’s interpretation, reports, or services produced as a result of its work for GMX.”

Engineering Comments

3.	Regarding your response to prior comment three, you announced on August 4, 2011 that due to depressed prices for natural gas and absence of significant cost reductions for services, you have temporarily suspended your Haynesville/Bossier development until economics become competitive with your oil development. You then state later in the release that your current plan is to resume the H/B drilling program in 2013. Please tell us why you believe that the economics of H/B development will be competitive with oil development in 2013 especially in light of the large increase in shale gas drilling and production and the continued weak economy in the U.S. Please tell us what your plans are for future H/B development if it is not competitive with oil development at that time.

Response:

The Company continually evaluates forward natural gas prices and completed well costs in comparing the economics of our Haynesville/Bossier drilling program to our oil development program. Over the past twelve months, the industry has seen a significant shift in capital expenditures away from natural gas to oil and liquids. As a result of this shift, drilling activity has decreased significantly in the Haynesville/Bossier and many analysts think the Haynesville production is in the process of peaking and should see declining volumes in 2012. While the associated gas production from other shale basins may continue to rise, many think these gains will be unable to offset conventional declines and slower growth from the Haynesville. Projected slower production growth relative to demand should lead to higher forward prices, which the Company can hedge to lock in the economics of our Haynesville/Bossier wells. In addition, we expect a decrease in drilling activity in the Haynesville/Bossier could soften service prices, including the cost to fracture stimulate wells, which would also allow completed well costs to decrease, as they did in 2009, further improving the economics of our Haynesville/Bossier wells.

In addition to the expanding demand from CNG and LNG vehicles, the most supportive fundamental for natural gas prices is the continued shift from coal to natural gas for generation of electricity. Continued EPA rules on emissions from coal plants is moving natural gas to the forefront of potential resources for generation of electricity. Considering the potential increase in global and domestic demand for natural gas and LNG, due to Chinese and other emerging markets, global shale development, nuclear power uncertainties and environmental policies, we currently believe that the Haynesville/Bossier economics could be comparable to the economics of our oil program in mid-year 2013. We will continue to evaluate our Haynesville/Bossier proved undeveloped (PUD) reserves on a quarterly basis. If our current plans change or there is available evidence that we will not resume our Haynesville/Bossier drilling program by July 2013, we will revisit our treatment of these the PUD reserves in accordance with the SEC’s five-year rule.

4.	We note your response to our prior comment four. While the economic software program may indicate that economic production will or can go on for over fifty years means that it is reasonably certain to occur, it is the staff’s view that, in relatively new developments, using new technology where no analogy exists for the estimated life of horizontal wells, proved reserves should be limited to well lives that are more reasonably certain until such time the evidence for longer horizontal well lives is more compelling. The term reasonable certainty implies a high degree of confidence that the quantities of oil and gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty the technologies used must have demonstrated to be reliable and repeatable. We do not concur that horizontal wells have yet demonstrated to reliably achieve the well lives in the range you have estimated.

Therefore, please revise your document to limit the proved reserves from the Haynesville Shale to well lives that are more reasonably certain.

Response:

In our reserve report, we considered two aspects of well life: mechanical life and reserves life. A search of the IHS Energy database shows 633 horizontal wells with production lives over 30 years, some 90 of which were drilled before 1950 and are still producing. We believe that this information supports reasonable certainty that wells can keep producing for lives in excess of 50 years. These wells were drilled at a time when horizontal drilling was not as common as current activity. There are 51,945 horizontal wells, 7,838 with lives longer than 10 years and 1,770 with lives longer than 20 years.

We are supplementally providing a copy of the IHS information referenced above to you. The supplemental IHS information provides the identification information on the wells producing for over 30 years from a wide variety of reservoirs, including low-permeability fractured reservoirs such as the Austin Chalk. Consequently, we believe that mechanical well life in horizontal wells is not an issue, particularly with casing in the horizontal section designed for extended life.

In regards to reserve life, we believe that the technical analysis of the production from these wells, and intensely studied geology and petrophysical characterization, in conjunction with improved fracture design techniques, supports the projected production profile. Please note that the production analysis techniques have been in use for decades, and are well documented in SPE literature.

5.	In regards to your response to our prior comment five please provide us with the study that D&M apparently performed in which they determined that increases in proved reserves are directly proportional to increases in the lateral lengths of horizontal wells.

Response:

We respectfully refer you to Exhibit A of the Company’s prior response letter filed on September 1, 2011 to the staff’s prior comment 5, which Exhibit includes the study information on which D&M based its determination that increases in proved reserves are directly proportional to increases in the lateral lengths of horizontal wells.

Closing Comments

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at (405) 600-0711 (ext 305).

Sincerely,

/s/ James A. Merrill
James A. Merrill

Chief Financial Officer
GMX Resources Inc.

cc:	David C. Buck, Esq.

Andrews Kurth LLP

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